SCHEDULE “M”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006
RISK FACTORS
In evaluating the Arrangement, Shareholders should carefully consider, in addition to the other information contained in this Circular, the risk factors which apply to Rubicon, and will apply to Paragon and CopperCo as appropriate after the Effective Date.  These risk factors are not a definitive list of all risk factors associated with the business to be carried out by Rubicon and the new companies Paragon and CopperCo.
No known Reserve or Resources
Rubicon properties are in the exploration stage and are without a known body of commercial ore.
Rubicon has no mineral producing properties at this time.  Only those mineral deposits that Rubicon can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  Rubicon has not defined or delineated any proven or probable reserves or resources on any of its properties.  Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by Rubicon, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver, copper, cobalt or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.
Development of any of Rubicon’s properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that Rubicon’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties.  Several years may pass between the discovery of a deposit and its exploitation.  Most exploration projects do not result in the discovery of commercially mineable mineralized deposits
Operating Hazards and Risks
Mineral exploration involves many risks.  The operations in which Rubicon has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />
Environmental Factors
Rubicon currently conducts exploration activities in the Canadian Provinces of Ontario, Newfoundland, British Columbia and in the NunavutTerritory and through its majority owned subsidiary, Toquima Minerals Corporation, the States of Alaska and Nevada. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds.  In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water.  All phases of Rubicon’s operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Rubicon’s operations.  The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

Rubicon is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations.  The estimated annual cost of environmental compliance for all properties held by Rubicon in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.
Environmental hazards may exist on Rubicon’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.
On the McFinley property, there are a number of mine structures (head frame, bulk sample process plant) and mine features (unused tailings and settling ponds, rock dumps) which were used by the previous owners to gain underground access and stockpile mill feed.  The mill was never operational and the stockpiled feed was never processed.  Rubicon conducts on-going general rehabilitation activities to ensure the site is safe and secure.  There are no immediate and material environmental concerns or liabilities based on consulting reports from URS Corporation and AMEC Engineering.  Relatively minor environmental issues exist that can readily be addressed on final closure of the site. Water quality in the receiving environment meets prevailing norms.
Additional Financing and Agreements with Other Parties
Rubicon has to-date been able to raise sufficient equity financing to undertake and carry out a certain amount of exploration on its principal and other properties.  Rubicon also relies on corporate partners to fund a number of its properties in Ontario and Newfoundland.  Additional future exploration of Rubicon’s properties depends on Rubicon’s ability to obtain additional required equity or partner financing.
As of December 31, 2005, Rubicon had cash and cash equivalents of approximately $2.8 million. Working capital at December 31, 2005 was CDN$3.2 million. In 2006, up to June 6, 2006, the Company had raised an additional $12.2 Million from a private placement and the exercise of options and warrants.  Rubicon will continue to incur exploration and assessment costs and intends to fund its operations from working capital.  Rubicon anticipates that it will incur approximately CDN$4 million in exploration and assessment costs and administrative and other expenditures during the year ending December 31, 2006.  Rubicon’s ability to continue its future exploration, assessment, and development activities depends in part on Rubicon’s ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.
There is no assurance that additional funding will be available to allow Rubicon to maintain its mineral properties in good standing.  The lack of additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of Rubicon’s interest in its mineral properties.
Competition
The resource industry is intensively competitive in all of its phases, and Rubicon competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect Rubicon’s ability to acquire suitable producing properties or prospects for exploration in the future.
Title
There is no guarantee that title to properties in which Rubicon has a material interest will not be challenged or impugned.  Rubicon’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  In addition, certain of the mining claims in which Rubicon has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties.  Before a number of claims under option can be recorded in Rubicon’s name, the underlying title holder has to assign title to Rubicon once Rubicon satisfies its option agreement obligations.  There are no assurances that the underlying title holder will assign title. As at the date of this Circular, approximately 36% of claims have yet to be recorded in the Rubicon’s name.

Governmental Regulation
Exploration activities on the Rubicon’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect Rubicon’s operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.
Rubicon is at the exploration stage on all of its properties. Exploration on the Rubicon’s properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure.  Rubicon is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on CrownMineralLand or to stake a claim) in any Canadian province in which it is carrying out work.
Mineral exploration primarily falls under provincial jurisdiction.  However, Rubicon is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.
If any of Rubicon’s projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.
Ontario
Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where Rubicon holds some of its mineral claims.  Rubicon can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.  Rubicon is not required to obtain a work permit for exploration activities on its Ontario properties.
The acts and regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act, and Gasoline Handling Act.
Newfoundland/Paragon
Legislation and regulations implemented by the Newfoundland Department of Mines and Energy directly affect the mining industry in the Province of Newfoundland and Labrador where Rubicon currently holds some of its mineral claims and where Paragon will hold nearly all of its mineral properties.  In particular, Rubicon must currently provide prior notice and a description of the planned exploration work and receive written approval before the commencement of the exploration work.
Exploration work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the work plan has been reviewed by the Department of Mines and Energy and a written exploration approval notice issued, outlining such terms and conditions deemed necessary and prescribed by the Minister.

A License of Occupation under the Newfoundland Lands Act is required for a camp location where use or occupation of the camp is proposed to involve long term, seasonal or permanent use and occupation of the camp, or involves ground disturbance. Any clearing of areas in order to construct camps must comply with the Newfoundland Forestry Act and Regulations, and Rubicon must currently comply with the reclamation requirements pursuant to the Mineral Act.
Pursuant to the Newfoundland Historic Resources Act, if drilling is planned for an area with known archaeological sites, Rubicon may be required to hire an archaeologist to ensure the work does not disturb any sites.  No such sites are known to exist on any of Rubicon’s existing claims.
The acts and regulations which guide exploration activity in Newfoundland are: the Mineral Act, the Quarry Materials Act, the Mineral Holding Impost Act, the Crown Lands Act, the Forestry Act, the Forestry and Agricultural Act, the Occupational Health and Safety Act and the First Aid Regulations, the Waste Material (Disposal) Act, the Department of Health Act, the Food and Drug Act, the Wildlife Act, the Provincial Parks Act, the Dangerous Goods Transportation Act and the Municipalities Act.
International Risks/CopperCo
See Schedule “K”, “Information Concerning CopperCo After the Arrangement - Risk Factors”
Management
Rubicon is dependent upon a number of key directors, officers and employees: J. Garfield MacVeigh, Chairman of the Board; David W. Adamson, President and CEO; Robert G. Lewis, CFO, and, William J. Cavalluzzo, Vice-President —Investor Relations.  The loss of any one or more of the named directors, officers and employees could have an adverse effect on Rubicon.  Rubicon has entered into management contracts with Mssrs. MacVeigh, Adamson, Lewis and Cavalluzzo.  Rubicon does not maintain key person insurance on any of its management.  It is expected that Paragon and CopperCo will be similarly dependent on a limited number of key directors, officers and employees.
Conflicts of Interest
Certain directors of Rubicon are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place Rubicon in a worse position than if no conflict existed.  The officers and directors of Rubicon are required by law to act honestly and in good faith with a view to the best interests of Rubicon and its Shareholders and to disclose any interest which they may have in any project or opportunity of Rubicon, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.  The directors and officers of Paragon and CopperCo will face similar conflicts.
Foreign Incorporation
Rubicon, Paragon and CopperCo are incorporated under the laws of the Province of British Columbia, Canada and the federal laws of Canada, and all of Rubicon’s seven directors and all of its officers and all of Paragon’s four directors and all of its officers are residents of Canada, and all of CopperCo’s six directors and all of its officers are residents of Canada, United Kingdom or Tanzania.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon Rubicon, Paragon or CopperCo or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  There is substantial doubt whether an original lawsuit could be brought successfully in Canada, United Kingdom or Tanzania against any of such persons or Rubicon, Paragon or CopperCo predicated solely upon such civil liabilities.

“Penny Stock” Rules
The Rubicon Common Shares are “penny stock” as defined by the Securities and Exchange Commission, which might affect the trading market for the Rubicon Common Shares. Penny stocks are generally equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges, including AMEX or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and compensation information must be given to the customer orally or in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as the Rubicon Common Shares which are considered “penny stock”, and therefore make it more difficult to sell those Rubicon Common Shares.
Limited Operating History: Losses
Rubicon has limited experience in mining or processing of metals.  Rubicon has experienced, on a consolidated basis, losses in all years of its operations, including losses of $3,644,284, $4,082,836 and $2,312,394 in the years ended December 31, 2005, 2004 and 2003, respectively.  Rubicon has no mineral properties in development or production and has no revenues from operations.  Rubicon does not anticipate it will earn any revenue in 2006 and anticipates it will incur losses for the foreseeable future.  There can be no assurance that Rubicon will operate profitably in the future, if at all. As at December 31, 2005, Rubicon’s deficit was $15,841,543.
Price Fluctuations: Share Price Volatility
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Rubicon Common Shares fluctuated from a high of $1.66 CAD to a low of $0.64 CAD per share within the twelve month period preceding the date of this Circular.  There can be no assurance that the continual fluctuations in price will not occur.
Shares Reserved for Future Issuance: Dilution
As at December 31, 2005 and March 27, 2006, there were respectively 4,815,000 (weighted average exercise price of $l.10 per share) and 4,475,000 stock options (average exercise price of $1.10 per share) and 4,815,000 (average exercise price of $1.10 per share) and 4,948,896 warrants (average exercise price of $0.88 per share) outstanding pursuant to which shares may be issued in the future, which will result in further dilution to Rubicon’s shareholders and pose a dilutive risk to potential investors.
Risk Associated with the Issuance of Flow-Through Shares
The Company has financed its past exploration activities and operations primarily through the issuance of equity, including flow-through shares and Paragon is proposing to issue flow-through shares as pert of the Paragon Financing.  Under the ITA, exploration companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration.

In general, in such circumstances Rubicon agrees to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the given agreement. In the event that Rubicon is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and Rubicon could be liable to the investor for damages in an action for breach of contract.  However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of Rubicon to renounce the contracted qualifying expenditures.  In addition, Rubicon could be required to pay a penalty and interest to Canada Revenue Agency for failure to make and renounce such qualifying expenditures.
Although Rubicon and Paragon believe they will make the qualifying expenditures based on its current operating plan and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that Rubicon or Paragon will make the qualifying expenditures or renounce such deductions in a timely manner.  The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Rubicon’s or Paragon’s business or its ability to raise additional financing through the issuance of flow-through shares.
Dividend Record Policy
Rubicon has not paid any dividends since incorporation and neither it, Paragon nor CopperCo has any present intention of paying dividends on their Shares as they anticipate that all available funds will be invested to finance the growth of their businesses.  The directors of Rubicon, Paragon and CopperCo will determine if and when dividends should be declared and paid in the future based on the their respective financial positions at the relevant time.  All of the Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares are entitled to an equal share of any dividends declared and paid.
Tax consequences based on valuations obtained by Rubicon
The anticipated tax consequences of the proposed transaction to Rubicon and its shareholders are based on estimates of the fair market value of Rubicon’s assets which were obtained by Rubicon from and independent third party valuator.  The valuation obtained from the valuator are not binding on the Canada Revenue Agency and if the Canada Revenue Agency disagrees with these valuations, the tax consequences to both Rubicon and its Shareholders may differ from those set out herein.
Potential adverse tax consequences to annuitas of RRSP’s and RRIF’s and to DPSP’s and RESP’s which acquire Rubicon Common Shares, Paragon Common Shares and CopperCo Common Shares
In the event Paragon and/or CopperCo does not obtain a listing on either the TSX or the TSX-V or the Rubicon Common Shares are not listed on the TSX or AMEX, its shares may not be qualified investment of a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF’), a deferred profit sharing plan (“DPSP”) or a registered education savings plan (“RESP”) and adverse tax consequences will arise.
Failure to obtain Advance Tax Ruling
The completion of the Arrangement is subject to, among other things, Rubicon obtaining the Tax Ruling from the Canada Revenue Agency (the “CRA”) in form and substance satisfactory to Rubicon and Africo, with respect to certain income tax consequences of the Arrangement.  There may be disagreements with the CRA with respect to certain tax consequences associated with the Arrangement.  There can be no assurance that the Tax Ruling will be obtained or that it will be satisfactory to Rubicon or Africo.  Shareholders should consult their own tax and legal advisors for advice with respect to the income tax and other consequences associated with their acquisition of securities under the Arrangement.

Dissenting Shareholders
If Rubicon receives Notice of Dissent from Shareholders holding greater than 1% of the outstanding Rubicon Common Shares management of Rubicon may at their option not implement the Plan of Arrangement.
Failure to obtain Court, Shareholder, TSX and/or AMEX approval to the Plan of Arrangement
The Plan of Arrangement is subject to the approval of the Shareholders, TSX, AMEX and the Supreme Court of the Province of British Columbia.  There is no assurance that the Shareholders, TSX, AMEX and the Supreme Court of British Columbia will approve the Plan of Arrangement.  If Rubicon does not receive approval from all parties Rubicon will not proceed with the Plan of Arrangement.
The Plan of Arrangement may not produce the anticipated benefits
Notwithstanding that Rubicon completes the Plan of Arrangement the reasons for the Plan of Arrangement and the anticipated benefits may not materialize.